                      SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C.  20549



                                  FORM 11-K

              [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                 For the fiscal year ended December 31, 1993

                          COMMISSION FILE NO. 28-239


                THE BOSTON COMPANY, INC. EMPLOYEE SAVINGS PLAN

                           The Boston Company, Inc.
                               One Boston Place
                              Boston, MA  02108

            (Full title of the Plan and the address of the Plan)


                           American Express Company
                            World Financial Center
                             New York, NY  10285


                    (Name of the issuer of the securities
                      held pursuant to the Plan and the
                  address of its principal executive office)

                 THE BOSTON COMPANY, INC.
                 EMPLOYEE SAVINGS PLAN

                 Financial Statements and Schedules

                 December 31, 1993 and 1992

                 (With Independent Auditors' Report Thereon)

                THE BOSTON COMPANY, INC. EMPLOYEE SAVINGS PLAN

                 Index to Financial Statements and Schedules

                          December 31, 1993 and 1992



                                                                       Page

Independent Auditors' Report                                                1

Financial Statements:
 Statements of Net Assets Available for Plan Benefits                   2 - 3
 Statements of Changes in Net Assets Available for Plan Benefits        4 - 5
 Notes to Financial Statements                                          6 - 12

Schedule 1 - Assets Held for Investment Purposes (at end of plan year)    13
Schedule 2 - Loans or Fixed Income Obligations                            14
Schedule 3 - Reportable Transactions                                      15


Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure have been omitted because there is no information to report.

                         Independent Auditors' Report
                         ----------------------------

Corporate Benefits Committee
Mellon Bank Corporation:


We have audited the accompanying statement of net assets available for plan benefits of The Boston Company, Inc. Employee Savings Plan (the "Plan") as of December 31, 1993, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 1992, were audited by other auditors whose report thereon dated primarily May 7, 1993, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1993 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Boston Company, Inc. Employee Savings Plan as of December 31, 1993, and the changes in net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit for the year ended December 31, 1993, was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 through 3 for the year ended December 31, 1993, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole for the year ended December 31, 1993.



June 3, 1994


                                                      /s/ KPMG Peat Marwick

                 THE BOSTON COMPANY, INC. EMPLOYEE SAVINGS PLAN

               Statement of Net Assets Available for Plan Benefits

                                December 31, 1993

                                                 The Boston Company, Inc. Fund
                                        -----------------------------------------------
                                             Cash    Government  Managed      Capital     Special    American
                                          Management   Money      Income    Appreciation   Growth    Express
                                Total        Fund       Fund       Fund         Fund        Fund    Stock Fund
                                -----        ----       ----       ----         ----        ----    ----------
         Assets
Investments, at fair
value (cost $40,213,749):
  Registered investment
    companies               $34,936,442   8,702,149  2,713,461   6,506,451  8,633,307     8,381,074          --
  American Express common
    stock                     4,594,169          --         --          --         --            --   4,594,169
  Loans to participants       2,502,348          --         --          --         --            --          --
                            -----------   ---------  ---------   ---------  ---------     ---------  ----------
          Total investments  42,032,959   8,702,149  2,713,461   6,506,451  8,633,307     8,381,074   4,594,169

Cash (overdrafts)                10,108      15,269     (1,660)    317,550    (56,132)     (202,454)    (62,452)
Due from broker for
  securities sold               154,872          --         --          --         --            --     154,872
Interest and dividends
  receivable                        354          --         --         285         --            --          69
                            -----------   ---------  ---------   ---------  ---------     ---------  ----------
          Total assets       42,198,293   8,717,418  2,711,801   6,824,286  8,577,175     8,178,620   4,686,658
                            -----------   ---------  ---------   ---------  ---------     ---------  ----------

          Liabilities
Due to broker for securities
  purchased                      19,210      18,937         --         273         --            --          --
Unallocated principal
  distribution                     (169)         --         --          --         --            --          --
                            -----------   ---------  ---------   ---------  ---------     ---------  ----------
          Total liabilities      19,041      18,937         --         273         --            --          --
                            -----------   ---------  ---------   ---------  ---------     ---------  ----------
          Net assets
           available for
           plan benefits    $42,179,252   8,698,481  2,711,801   6,824,013  8,577,175     8,178,620   4,686,658
                            ===========   =========  =========   =========  =========     =========  ==========
                                  Loan      Forfeiture
                                  Fund         Fund
                                  ----      ----------
         Assets
Investments, at fair
value (cost $40,213,749):
  Registered investment
    companies                         --         --
  American Express common
    stock                             --         --
  Loans to participants        2,502,348         --
                               ---------   --------
          Total investments    2,502,348         --

Cash (overdrafts)                    (13)        --
Due from broker for
  securities sold                     --         --
Interest and dividends
  receivable                          --         --
                               ---------   --------
          Total assets         2,502,335         --
                               ---------   --------

          Liabilities
Due to broker for securities
  purchased                           --         --
Unallocated principal
  distribution                      (169)        --
                               ---------   --------
          Total liabilities         (169)        --
                               ---------   --------
          Net assets
           available for
           plan benefits       2,502,504        --
                               =========   ========

See accompanying notes to financial statements.

                 THE BOSTON COMPANY, INC. EMPLOYEE SAVINGS PLAN

               Statement of Net Assets Available for Plan Benefits

                                December 31, 1992


                                                        The Boston Company, Inc. Fund
                                          -----------------------------------------------------------
                                             Cash      Government   Managed      Capital      Special    American
                                          Management      Money      Income    Appreciation   Growth     Express      Distribution
                                Total        Fund         Fund        Fund         Fund        Fund     Stock Fund        Fund
                                -----        ----         ----        ----         ----        ----     ----------        ----
         Assets

Investments, at fair value
(cost $38,702,218):
  Registered investment
    companies                $32,085,826 $10,578,653     3,091,915   5,534,862    7,578,424   5,301,972         --           --
  American Express common
    stock                      4,415,263          --            --          --           --          --  4,415,263           --
  Loans to participants        1,966,816          --            --          --           --          --         --           --
  Other                          190,965          --            --          --           --          --      1,940       25,674
                             ----------- -----------     ---------   ---------    ---------   ---------  ---------      -------
          Total investments   38,658,870  10,578,653     3,091,915   5,534,862    7,578,424   5,301,972  4,417,203       25,674

Cash (overdrafts)                397,685     393,713        22,906          --           --          --         --      (25,748)

Due from broker for
  securities sold                805,210          --            --     415,571      140,778      63,824    185,037           --
Interest and dividends
  receivable                      68,481      24,952         6,464      36,694            5           3         78           74
                             ----------- -----------     ---------   ---------    ---------   ---------  ---------      -------
          Total assets        39,930,246  10,997,318     3,121,285   5,987,127    7,719,207   5,365,799  4,602,318           --
                             ----------- -----------     ---------   ---------    ---------   ---------  ---------      -------
          Liabilities

Distributions payable             75,000          --            --          --           --          --         --           --
Due to broker for securities
  purchased                       68,098      24,945         6,462      36,691           --          --         --           --
Unallocated principal
  distribution                      (237)         --            --          --           --          --         --           --
                             ----------- -----------     ---------   ---------    ---------   ---------  ---------      -------
          Total liabilities      142,861      24,945         6,462      36,691           --          --         --           --
                             ----------- -----------     ---------   ---------    ---------   ---------  ---------      -------
          Net assets
           available for
           plan benefits      39,787,385 $10,972,373     3,114,823   5,950,436    7,719,207   5,365,799  4,602,318           --
                             =========== ===========     =========   =========    =========   =========  =========      =======

                                   Loan     Forfeiture
                                   Fund        Fund
                                   ----        ----
         Assets

Investments, at fair value
(cost $38,702,218):
  Registered investment
    companies                        --             --
  American Express common
    stock                            --             --
  Loans to participants       1,966,816             --
  Other                              --        163,351
                              ---------        -------
          Total investments   1,966,816        163,351

Cash (overdrafts)                   (38)         6,852

Due from broker for
  securities sold                    --             --
Interest and dividends
  receivable                         --            211
                              ---------        -------
         Total assets         1,966,778        170,414
                              ---------        -------
          Liabilities

Distributions payable                --         75,000
Due to broker for securities
  purchased                          --             --
Unallocated principal
  distribution                     (237)            --
                              ---------        -------
          Total liabilities        (237)        75,000
                              ---------        -------
          Net assets
           available for
           plan benefits      1,967,015         95,414
                              =========        =======

See accompanying notes to financial statements.

                 THE BOSTON COMPANY, INC. EMPLOYEE SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                      For the Year Ended December 31, 1993


                                           The Boston Company, Inc. Fund
                                        -------------------------------------------------------
                                            Cash     Government  Managed    Capital     Special    American
                                         Management     Money    Income   Appreciation   Growth     Express     Loan   Forfeiture
                                Total       Fund        Fund      Fund        Fund        Fund    Stock Fund    Fund      Fund
                                -----       ----        ----      ----        ----        ----    ----------    ----      ----
Contributions:
  Employer matching
    contribution             $  957,073     247,756     72,773    150,453     210,589    181,953     93,549        --          --
  Employee contribution       2,316,466     584,894    170,403    373,396     511,455    456,614    219,704        --          --
  Rollover contributions        648,464      37,311     11,921    284,131      36,833    277,933        335        --          --
                            -----------  ----------  ---------  ---------   --------- ----------  --------- ---------     -------
      Total contributions     3,922,003     869,961    255,097    807,980     758,877    916,500    313,588        --          --

Investment income:
  Dividend and interest       1,260,372     257,323     74,401    444,921      95,070         36    169,996   217,604       1,021
    income
  Net realized gain (loss)
    and unrealized
    appreciation
    (depreciation)            3,989,339          --         --    452,782   1,165,008  1,313,228  1,048,994        --       9,327
                            -----------  ----------  ---------  ---------   --------- ----------  --------- ---------     -------
          Total investment
            income            5,249,711     257,323     74,401    897,703   1,260,078  1,313,264  1,218,990   217,604      10,348

Distributions to
  participants                5,164,440   2,155,386    347,778    575,623     607,849    773,779    522,915   181,110          --

Distribution to Plan
  Administrator (note 4)        132,502          --         --         --          --         --         --        --     132,502

Forfeitures                          --       5,584      3,541      4,014       7,549      4,595      1,457        --     (26,740)

Net interfund transfers
  out (in)                           --     820,298    353,236   (197,439)    303,388 (1,510,777)   730,289  (498,995)         --
                            -----------  ----------  ---------  ---------   --------- ----------  --------- ---------     -------
          Net increase
           (decrease)         3,874,772  (1,853,984)  (375,057) 1,323,485   1,100,169  2,962,167    277,917   535,489     (95,414)

Net transfers from the Plan  (1,482,905)   (419,908)   (27,965)  (449,908)   (242,201)  (149,346)  (193,577)       --          --

Net assets available for
  plan benefits:
  Beginning of year          39,787,385  10,972,373  3,114,823  5,950,436   7,719,207  5,365,799  4,602,318 1,967,015      95,414
                            -----------  ----------  ---------  ---------   --------- ----------  --------- ---------     -------
  End of year               $42,179,252   8,698,481  2,711,801  6,824,013   8,577,175  8,178,620  4,686,658 2,502,504          --
                            ===========  ==========  =========  =========   ========= ==========  ========= =========     =======

See accompanying notes to financial statements.

                 THE BOSTON COMPANY, INC. EMPLOYEE SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                      For the Year Ended December 31, 1992


                                                               The Boston Company, Inc. Fund
                                                -----------------------------------------------------------
                                                Cash       Government    Managed      Capital      Special
                                              Management      Money      Income     Appreciation   Growth
                                  Total         Fund          Fund        Fund         Fund         Fund
                                  -----         ----          ----        ----         ----         ----
Contributions:
 Employer matching
  contribution                 $2,120,971        633,025      176,491     287,407      469,256      318,907
 Employee contribution          5,511,234      1,581,720      474,849     763,227    1,174,375      882,241
                              -----------     ----------    ---------   ---------    ---------    ---------
    Total contributions         7,632,205      2,214,745      651,340   1,050,634    1,643,631    1,201,148


Investment income:
  Dividend and interest
   income                       1,394,231        383,776      100,450     421,820       96,856       40,549
  Net realized gain (loss)
   and unrealized
   appreciation
   (depreciation)               1,967,639             --           --      15,940      210,742      979,470
                              -----------     ----------    ---------   ---------    ---------    ---------
     Total investment
       income                   3,361,870        383,776      100,450     437,760      307,598    1,020,019
Distributions to
  participants                  3,880,152      1,747,204      352,860     397,895      625,735      223,086

Distribution to successor
 trustee                          548,062        190,761       56,660      69,175      113,807       86,979

Distribution to Plan              150,000             --           --          --           --           --
 Administrator (note 4)


Forfeitures                            (1)        20,823        8,512      12,768       13,264        9,002

Net interfund
 transfers out (in)                    --      1,337,675      158,630    (541,838)    (237,679)    (376,211)
                              -----------     ----------    ---------   ---------    ---------    ---------
     Net increase
      (decrease)                6,415,862       (697,942)     175,128   1,550,394     1,436,102   2,278,311


Net assets available for
 plan benefits:
 Beginning of year             33,371,523     11,670,315    2,939,695   4,400,042     6,283,105   3,087,488
                              -----------     ----------    ---------   ---------    ---------    ---------
 End of year                  $39,787,385     10,972,373    3,114,823   5,950,436     7,719,207   5,365,799
                              ===========     ==========    =========   =========    ==========   =========

                                 American
                                 Express     Distribution      Loan       Forfeiture
                                Stock Fund      Fund           Fund          Fund
                                ----------      ----           ----          ----
Contributions:
 Employer matching
  contribution                     235,882           --             --              3
 Employee contribution             634,822           --             --             --
                                 ---------      -------      ---------       --------
    Total contributions            870,704           --             --              3


Investment income:
  Dividend and interest
   income                          131,416        1,371        213,429          4,564
  Net realized gain (loss)
   and unrealized
   appreciation
   (depreciation)                  755,173           --             --          6,314
                                 ---------      -------      ---------       --------
     Total investment
       income                      886,589        1,371        213,429         10,878
Distributions to
  participants                     330,935       45,777        156,660             --

Distribution to successor           30,612           --             68             --
 trustee

Distribution to Plan                    --           --             --        150,000
 Administrator (note 4)


Forfeitures                         10,449           --             --        (74,819)

Net interfund
 transfers out (in)                 (7,973)          --       (332,604)            --
                                 ---------      -------      ---------       --------
     Net increase
      (decrease)                 1,393,270      (44,406)       389,305        (64,300)


Net assets available for
 plan benefits:
 Beginning of year               3,209,048       44,406      1,577,710        159,714

 End of year                     ---------      -------      ---------       --------
                                 4,602,318           --      1,967,015         95,414
                                 =========      =======      =========       ========

See accompanying notes to financial statements.

                THE BOSTON COMPANY, INC. EMPLOYEE SAVINGS PLAN

                        Notes to Financial Statements

                          December 31, 1993 and 1992



(1)  Description of the Plan
     -----------------------

     The following description of The Boston Company, Inc. Employee Savings Plan
        (the "Plan") provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

     On May 21, 1993, Mellon Bank Corporation (the "Corporation") acquired The
        Boston Company, Inc., a wholly owned subsidiary of Shearson Lehman Brothers Inc., which in turn is a wholly owned subsidiary of the American Express Company. As a result of the acquisition by the Corporation, the Plan was amended effective on May 31, 1993 (the "Effective Date").

     As of the Effective Date, the Retirement, Compensation and Benefits
        Committee of The Boston Company, Inc. approved a resolution which provides that the Plan will no longer accept contributions but will remain in existence as long as necessary to pay vested benefits. Subsequent to the Effective Date, employees of The Boston Company, Inc. are eligible to participate in the Mellon Bank Corporation Retirement Savings Plan.

     The Plan is a defined contribution savings plan established on January 1, 1983, for the benefit of employees of The Boston Company, Inc. and subsidiaries. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Through December 31, 1993, the Plan was administered by the Retirement, Compensation and Benefits Committee appointed by the Chairman of the Board of Directors of The Boston Company, Inc. Effective January 1, 1994, the Plan is administered by the Corporate Benefits Committee of the Corporation (the "Committee"), all of whose members are appointed by the Board of Directors of the Corporation. The Committee is the Named Fiduciary and the Plan Administrator. The members of the Committee receive no remuneration from the Plan with respect to their service in such capacity. Boston Safe Deposit and Trust Company, a wholly owned subsidiary of The Boston Company, Inc., is the Trustee.

     Eligibility and Contributions
     -----------------------------

     Prior to the Effective Date, employees with one year or more of service were eligible to participate in the Plan by making voluntary salary reduction contributions equal to at least 2% but not more than 12% of compensation. Further, the Plan provided that, beginning the next fiscal year after each participant's date of hire, The Boston Company, Inc. would contribute an amount equal to 50% of each participant's salary reduction contributions up to 6% of compensation. Any such contributions were payable as of year end. Forfeitures of The Boston Company, Inc. contributions by participants were used to reduce the amount of future Boston Company, Inc. contributions. All contributions were invested in mutual funds managed by The Boston Company, Inc. or in the American Express Company Common Stock Fund at the direction of the participants.

     The Plan has been amended so that no contributions can be made as of and after the Effective Date.
                                                                     (Continued)

                THE BOSTON COMPANY, INC. EMPLOYEE SAVINGS PLAN

     Vesting
     -------

     Prior to the Effective Date, any participant who terminated employment was vested in and entitled to a portion of the participant's account that consisted of the entire amount attributable to participant contributions, plus a percentage of that portion attributable to The Boston Company, Inc. contributions determined in accordance with the Plan Agreement. The Boston Company, Inc. contributions were 100% vested after five years. As of the Effective Date, all participants with account balances were granted full vesting in the Plan and all contributions to the Plan were discontinued.

     Distributions
     -------------

     In service withdrawals from participant accounts are not allowed prior to age 59-1/2 except for financial hardship, as defined in the Plan Agreement.

     Account balances in the Plan as of the Effective Date are maintained and participants are able to direct their account balances among The Boston Company, Inc. Funds; however, no transfers into the American Express Company Common Stock Fund are permitted.

     Loans to Participants
     ---------------------

     Participants in the Plan may borrow against their vested balances. The minimum amount a participant could borrow was $1,000 and the maximum was determined as follows:


              If vested amount in
                  in account is              Maximum loans
              --------------------           -------------

              Over $100,000                  $50,000

              Less than $100,000             50% of balance

     All loans must, under the terms of the Plan, be paid back within five years unless the funds are used to purchase a primary residence. All loans are fixed rate loans based on the Boston Safe Deposit and Trust Company prime rate plus 3.5%. Such loans must be evidenced by the participant's interest-bearing promissory note, the terms and conditions of which were established by the Retirement, Compensation and Benefits Committee prior to the Effective Date and the Committee after the Effective Date.

                                                                     (Continued)

                THE BOSTON COMPANY, INC. EMPLOYEE SAVINGS PLAN

     Administrative Expenses
     -----------------------

     No administrative expenses are paid by the Plan.

(2)  Summary of Significant Accounting Policies
     ------------------------------------------

     Basis of Financial Statements
     -----------------------------

     The accompanying financial statements have been prepared on the accrual basis. As discussed in note 1 to the financial statements, the Retirement, Compensation and Benefits Committee of The Boston Company, Inc. approved a resolution which provides that the Plan will no longer accept contributions but will remain in existence as long as necessary to pay vested benefits. In accordance with generally accepted accounting principles, the Plan has changed its basis of accounting from the ongoing plan basis to the liquidation basis. This change had no effect on the Plan's 1993 financial statements.

     Investments
     -----------

     Investments in shares of each of the funds of The Boston Company, Inc. Fund are valued at the net asset value per share for each fund based on the respective fair values of the underlying assets invested therein. Investments in common stock in the American Express Company Common
        Stock Fund are traded on a national securities exchange and are valued at the last reported price on the last business day of the year.

     Short-term investments in the Forfeiture Fund and the Distribution Fund are valued at the net asset value per share of the Daily Liquidity Fund. This is a short-term investment fund sponsored by The Boston Company, Inc. valued at amortized cost which approximates market.

     Purchases and sales of securities are reflected on a trade-date basis.

     All interest, dividends and capital gains are reinvested. Dividend income is recorded on the declaration date. Income from other investments is recorded as earned on an accrual basis.

     Reclassification of Prior Year's Statements
     -------------------------------------------

     Certain items previously reported have been reclassified to conform with the current year's reporting format.
                                                                     (Continued)

                THE BOSTON COMPANY, INC. EMPLOYEE SAVINGS PLAN

(3)  Investment Programs
     -------------------

     The Boston Company, Inc. Fund
     -----------------------------

     Participants' salary reduction contributions are invested in The Boston
        Company, Inc. Fund. The Boston Company, Inc. Fund is a mutual fund consisting of seven separate portfolios. Under the Plan, a participant may elect to invest in any of the following five portfolios:

     (a)  Cash Management Fund
          --------------------

          A money market fund investing in a diversified portfolio of high-grade money market instruments.

     (b)  Government Money Fund
          ---------------------

          A money market fund investing exclusively in obligations issued or guaranteed as to both principal and interest by the U.S. government or backed by the full faith and credit of the United States.

     (c)  Managed Income Fund
          -------------------

          An income fund investing primarily in investment-grade corporate and U.S. government obligations and in obligations having maturities of 10 years or less.

     (d)  Capital Appreciation Fund
          -------------------------

          An equity fund seeking long-term growth of capital, with current income as a secondary objective, through investments primarily in common stocks.

     (e)  Special Growth Fund
          -------------------

          An equity fund seeking above-average capital growth without regard to income through investments principally in securities of issuers thought to have significant growth potential.

     American Express Company Common Stock Fund
     ------------------------------------------

     This fund includes employer matching contributions, through the Effective
         Date, in American Express Company common stock.

     Distribution Fund
     -----------------

     This fund included amounts carried over from a predecessor profit-sharing plan for which participants had made elections to have their interests invested in interest-bearing instruments pending distribution to such participants. The fund invested in money market accounts, obligations of the U.S. government, time or demand deposits with banks and money market funds.

                                                                     (Continued)

                THE BOSTON COMPANY, INC. EMPLOYEE SAVINGS PLAN

     Loan Fund
     ---------

     The Loan Fund represents a separate fund administered in connection with loans to participants of the Plan. Participants may borrow from their accounts a portion of their account balance.

(4)  Distributions From Plan
     -----------------------

     The Boston Company, Inc. transferred a group of employees to an affiliate in a prior year. The distribution to successor trustee in 1992 represents the balance for these participants transferred to the affiliate's employee savings plan.

     The distribution to Plan Administrator represents the amount of the Forfeiture Fund withdrawn by The Boston Company, Inc.. Prior to the Effective Date, The Boston Company, Inc. was permitted to use these funds to reduce The Boston Company, Inc.'s matching contribution.

(5)  Federal Income Taxes
     --------------------

     The Internal Revenue Service (IRS) issued its latest determination on June
         9, 1986, which stated that the Plan was qualified under section 401(a) of the Internal Revenue Code (the Code), and the related trust is exempt from tax under section 501(a) of the Code. The Plan and its underlying trust have since been amended to conform with tax law changes. The amended Plan instruments will be submitted to the IRS for a letter of determination. In the opinion of the Plan Administrator, the Plan and the related trust have operated in accordance with the terms of the Plan and in conformity with the applicable provisions of the Code. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

(6)  Distribution of Excess Contributions
     ------------------------------------

     It is The Boston Company, Inc.'s intention to operate the Plan in accordance with the requirements of Code sections 401(k) and 401(m) which outline the application of the discrimination test to qualified profit-sharing plans. It was determined that the Plan met the discrimination test for the 1993 and 1992 plan years.

                                                                     (Continued)

                 THE BOSTON COMPANY INC. EMPLOYEE SAVINGS PLAN

(7)  Investments

     Investments held by the Plan as of December 31, 1993, were as follows:

                                                             Market value
                              Number of                    -----------------
                                shares                     Per
      Description              or units       Cost         unit        Total
      -----------             ---------       ----         ----        -----
Cash Management Fund:
  Boston Company, Inc. Fund
    Cash Management Fund
    Institutional Shares      8,702,149    $8,702,149       1.00     $8,702,149*


Government Money Fund:
  Boston Company, Inc. Fund
    Government Money Fund
    Institutional Shares      2,713,461     2,713,461       1.00      2,713,461*


Managed Income Fund:
  Boston Company, Inc. Fund
    Managed Income Fund
    Institutional Shares        571,744     6,512,158      11.38      6,506,451*

Capital Appreciation Fund:
  Boston Company, Inc. Fund
    Capital Appreciation Fund
    Institutional Shares        310,551     8,457,318      27.80      8,633,307*

Special Growth Fund:
  Boston Company, Inc. Fund
    Special Growth Fund
    Institutional Shares        464,068     7,624,136      18.06      8,381,074*

American Express Stock Fund:
  American Express
    Company common stock        148,799     3,702,179      30.88      4,594,169*

Loan Fund:
  Loans to participants       2,502,348      2,502,348      1.00      2,502,348*
                                           -----------              -----------
        Total investments                  $40,213,749              $42,032,959
                                           ===========              ===========


* Investments greater than 5% of net assets available for plan benefits at the end of the plan year.

                                                      (Continued)

                THE BOSTON COMPANY, INC. EMPLOYEE SAVINGS PLAN

Investments held by the Plan as of December 31, 1992, are summarized as follows:

            Description                              Cost        Fair value
            -----------                              ----        ----------

The Boston Company, Inc. Pooled Employee Funds:
  Daily Liquidity Fund                            $   190,965        190,965

The Boston Company, Inc. Fund                      32,191,653     32,085,826*

Common Stock - American Express Company             4,352,784      4,415,263*

Loans to participants
                                                    1,966,816      1,966,816
                                                  -----------     ----------
                                                  $38,702,218     38,658,870
                                                  ===========     ==========


* Investments greater than 5% of net assets available for plan benefits at the end of the plan year.

(8)  Reconciliation of Financial Statements and Form 5500
     ----------------------------------------------------

     Benefits payable to withdrawing participants of $309,865 in 1993 are included as a component of net assets available for plan benefits in the financial statements which differs from the basis used to prepare the Plan's Form 5500. Accordingly, reconciliations are presented below for the year ended December 31, 1993:

           Reconciliation of Net Assets Available for Plan Benefits
           --------------------------------------------------------

                                                                    As reported
                                As reported                        in financial
                                in Form 5500        Adjustment       statements
                                ------------        ----------     ------------
     1993 Benefits payable       $309,865           (309,865)              -


      Reconciliation of Changes in Net Assets Available for Plan Benefits
      -------------------------------------------------------------------

                                                                    As reported
                                      As reported                   in financial
                                      in Form 5500   Adjustment       statements
                                      ------------   ----------     ------------
     1993 Participant withdrawals     $ 5,474,305    (309,865)       5,164,440

           End of year - net assets
              available for plan       41,869,387     309,865       42,179,252
               benefits

                                                                      Schedule 1
                                                                      ----------

                THE BOSTON COMPANY, INC. EMPLOYEE SAVINGS PLAN

                               EIN:  04 2371833

                               Plan Number:  001

Item 27(a) - Assets Held for Investment Purposes (at the end of the plan year)

                               December 31, 1993

Column A        Column B                                 Column C                                 Column D         Column E
- --------        --------                                 --------                                 --------         --------

            Identity of issue, borrower,                                                                            Current
               lessor or similar party               Description of investment                      Cost             value
               -----------------------               -------------------------                      ----             -----

                                                  Registered investment companies
                                                  -------------------------------
    *       The Boston Company, Inc. Fund        Capital Appreciation Fund                        $ 8,457,318         8,633,307
    *       The Boston Company, Inc. Fund        Managed Income Fund                                6,512,158         6,506,451
    *       The Boston Company, Inc. Fund        Special Growth Fund                                7,624,136         8,381,074
    *       The Boston Company, Inc. Fund        Government Money Fund                              2,713,461         2,713,461
                                                                                                  -----------        ----------
                                                     Total registered investment companies         25,307,073        26,234,293

                                                     Common/collective trusts
                                                     ------------------------

    *       The Boston Company, Inc. Fund        Cash Management Fund                               8,702,149         8,702,149
                                                                                                  -----------        ----------
                                                     Total common/collective trusts                 8,702,149         8,702,149

                                                           Common stocks
                                                           -------------

            American Express Company             American Express Stock Fund                        3,702,179         4,594,169
                                                                                                  -----------        ----------
                                                     Total common stocks                            3,702,179         4,594,169

                                                       Loans to participants
                                                       ---------------------

    *       The Boston Company, Inc.             Employee Savings Plan Loans                        2,502,348         2,502,348
                                                                                                  -----------        ----------
                                                     Total loans to participants                    2,502,348         2,502,348
                                                                                                  -----------        ----------

                                                     Total investments                            $40,213,749        42,032,959
                                                                                                  ===========        ==========

*  Party-in-interest

Note: The range of interest rates on loans to participants as of December 31, 1993, was 9.5% to 15%, and the range of maturity dates was January 15, 1994, to May 15, 2024.

                                                                      Schedule 2
                                                                      ----------
                 THE BOSTON COMPANY, INC. EMPLOYEE SAVINGS PLAN

                                EIN:  04 2371833

                                Plan Number:  001

                 Item 27(b) - Loans or Fixed Income Obligations

                                December 31, 1993


- ---------------------------------------------------------------------------------------------------------
                                                 Amount received during
              Identity             Original           reporting year              Unpaid
             and address            amount       --------------------------     balance at
             of obligor            of loan         Principal    Interest        end of year
            ------------          ---------      ------------- ------------     -----------
   N/A     Mary E. Martens
           304 Pearl Street
           Malden, MA 02148        $3,000            0.00         0.00           2,240.81

   N/A     Christopher Ober
           220 Essex Street #4      3,000            0.00         0.00           2,534.44
           Melrose, MA 02176        3,000            0.00         0.00           1,414.80


                                   Detailed description of loan                                             Amout overdue
   Identity             ----------------------------------------------------------------------     -----------------------------
  and address             Date of    Maturity      Interest                     Renegotiation
  of obligor            origination    date          rate       Collateral          terms            Principal        Interest
 ------------           -----------    ----          ----       ----------          -----            ---------        --------
Mary E. Martens
304 Pearl Street
Malden, MA 02148          1/31/91      2/2/96       %13.50     401(k) balance       none               $723.83         325.57

Christopher Ober
220 Essex Street #4       9/24/91     9/27/96        12.00     401(k) balance       none                655.03         328.65
Melrose, MA 02176         8/22/89      9/2/94        14.50     401(k) balance       none                874.83         180.77

N/A - Not a party-in-interest transaction.

                                                                      Schedule 3
                                                                      ----------
                    THE BOSTON COMPANY EMPLOYEE SAVINGS PLAN

                                EIN:  04 2371833

                                Plan Number:  001

                      Item 27(d) - Reportable Transactions

                          Year Ended December 31, 1993


- ---------------------------------------------------------------------------------------------------------
Series Transactions, When Aggregated, Involving an Amount in Excess of Five
Percent of the Current Value of Plan Assets

                                                               Number    Number     Total dollar    Total dollar
         Identity of                                             of        of         value of        value of       Net gain or
       party involved             Description of assets       purchases   sales      purchases         sales           (loss)
       --------------             ---------------------       ---------  ------      ---------         -----           ------
American Express Company          American Express Company        6         34      $  421,087       2,010,936          225,809
                                    Common Stock

Boston Safe Deposit and Trust     Special Growth Fund             64        33       2,709,864       1,101,175          210,931
  Company

              Consent of Independent Certified Public Accountants
              ---------------------------------------------------



The Board of Directors
Mellon Bank Corporation:


We consent to incorporation by reference in the Prospectus to the Registration Statement (No. 33-43695) on Form S-8 of American Express Company of our report dated June 3, 1994, that is included in the Annual Report on Form 11-K of The Boston Company Employee Savings Plan.





                                          /s/ KPMG Peat Marwick

June 28, 1994

[Logo of Ernst & Young] Ernst & Young

200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: 617 266 2000
Fax:   617 266 5843

                        Report of Independent Auditors

The Retirement, Compensation and Benefits Committee of the Boston Company, Inc. Employee Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of The Boston Company, Inc. Employee Savings Plan (the Plan) as of December 31, 1992, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1992. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1992, and the changes in its net assets available for plan benefits for the year ended December 31, 1992, in conformity with generally accepted accounting principles.


                                                      ERNST & YOUNG

                                                  /s/ ERNST & YOUNG

May 7, 1993, except for the second
  paragraph of Note 1 as to which
  the date is May 21, 1993

                CONSENT OF ERNST & YOUNG, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 33-43695) pertaining to The Boston Company, Inc. Employee Savings Plan and in the related Prospectus of our report dated May 7, 1993, except for the second paragraph of Note 1 as to which the date is May 21, 1993, with respect to the financial statements and schedules of The Boston Company, Inc. Employee Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1993.


                                                    ERNST & YOUNG

                                                /s/ ERNST & YOUNG

Boston, Massachusetts
June 21, 1994

                                   Signature
                                   ---------


Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement, Compensation and Benefits Committee of The Boston Company, Inc., has duly caused this annual report to be signed on its behalf by the undersigned hereunto authorized.



                                                    THE BOSTON COMPANY, INC.
                                                    EMPLOYEE SAVINGS PLAN


                                                     /s/ Willis F. Williams
                                                By: ---------------------------
                                                        Willis F. Williams
                                                    Member of Retirement,
                                                    Compensation and Benefits
                                                    Committee of The Boston
                                                    Company, Inc.



Date:  June 24, 1994